Exhibit 99.1

Copa Holdings Reports Financial Results for the Fourth Quarter of 2018

Excluding special items, adjusted net profit came in at $44.0 million, or Adjusted EPS of $1.04

Panama City, Panama — February 13, 2019. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2018 (4Q18) and full year 2018. The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2017 (4Q17).

The financial information included in this press release is preliminary as the Company has not yet issued its audited financial statements and may differ from those results. During the course of the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported a net loss of US$156.0 million for 4Q18 or a loss per share of US$3.67, as compared to net profit of US$101.4 million or earnings per share of US$2.39 in 4Q17. Excluding special items, which for 4Q18 include a previously announced one-time, non-cash fleet impairment charge of US$188.6 million, and a noncash US$11.4 million-dollar loss associated with foreign currency translational effect which was booked as a gain in the 2017 restated financial results, the Company would have reported a net profit of US$44.0 million, or adjusted EPS of US$1.04, compared to an adjusted net profit of US$89.5 million or adjusted EPS of US$2.11 in 4Q17.

▪	For full year 2018, net profit came in at US$88.1 million or EPS of US$2.07, compared to a net profit of US$364.0 million or earnings per share of US$8.58 for full year 2017. Excluding special items, which for 2018 include a one-time, non-cash fleet impairment charge of US$188.6 million, Copa Holdings would have reported an adjusted net profit of US$276.7 million or EPS of US$6.52, compared to an adjusted net profit of US$349.9 million or adjusted EPS of US$8.25 for full year 2017.

▪	In 4Q18, the Company had an operating loss of US$129.7 million. Excluding special items, which for 4Q18 include a one-time, non-cash fleet impairment charge of US$188.6 million, the Company would have reported an Operating profit of US$58.9 million, compared to an operating profit of US$110.8 million in 4Q17. The adjusted operating margin for 4Q18 came in at 9.0%, compared to 16.4% in 4Q17.

▪	For full year 2018, the Company reported operating profit of US$145.0 million. Excluding special items, which for 2018 include a one-time, non-cash fleet impairment charge of US$188.6 million, the Company would have reported an operating profit of US$333.7 million, representing a decrease of 21.3% over operating profit of US$424.0 million for full year 2017, mostly due to softer yields, and higher jet fuel prices. Excluding special items, operating margin for full year 2018 came in at 12.5%.

▪	Total revenues for 4Q18 decreased 2.7% to US$656.1 million. Yield per passenger mile decreased 7.7% to 11.8 cents, mostly due to currency weakness in Brazil and Argentina. RASM came in at 10.2 cents, or 7.7% below 4Q17.

▪	For 4Q18, consolidated passenger traffic grew 4.9% while consolidated capacity grew 5.5%. As a result, consolidated load factor for the quarter decreased 0.4 percentage points to 82.8%. For full year 2018, consolidated load factor was 83.4%, 0.2 percentage points higher than 2017 on a 7.9% capacity growth.

▪	Operating cost per available seat mile, excluding special items (Adjusted CASM) increased 0.5%, from 9.2 cents in 4Q17 to 9.3 cents in 4Q18. Adjusted CASM excluding fuel costs decreased 5.8% from 6.6 cents in 4Q17 to 6.2 cents in 4Q18, mainly as a result of fewer expenses related to maintenance, depreciation and wages, salaries and benefits, partly offset by higher airport facilities and handling charges, as well as flight operation expenses.

▪	Cash, short-term and long-term investments ended 2018 at US$858.4 million, representing 32% of the last twelve months’ revenues.

▪	Copa Holdings ended the year with a consolidated fleet of 105 aircraft – 4 Boeing 737MAX9s, 68 Boeing 737-800s, 14 Boeing 737-700s, and 19 Embraer 190s.

▪	For 2018, Copa Airlines ended the year with a consolidated on-time performance of 89.7% and a flight-completion factor of 99.8%, distinguishing itself as the most on-time airline in the world.

Subsequent Events

▪	In January 2019, the company was recognized by FlightStats – for the sixth consecutive year – as the most on-time airline in Latin America, and by OAG as the most on-time airline in the world.

▪	On February 13, 2019, the Board of Directors of Copa Holdings approved a 2019 quarterly dividend payment of 65 cents per share. Dividends will be distributed during the months of March, June, September and December. The first quarterly dividend of 65 cents per share will be paid on March 15 to shareholders on record as of February 28, 2019.

▪	On January 17, 2019, the company announced Paramaribo, Suriname as its 81st destination, planned to start in July of 2019.

▪	During the month of January 2019, the company took delivery of one Boeing 737 MAX9, originally scheduled for delivery in 2018, and completed the sale of one Embraer 190 to Azorra aviation.

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Consolidated Financial & Operating Highlights	4Q18	4Q17*	Variance vs. 4Q17	3Q18	Variance vs. 3Q18	FY 2018	FY 2017*	Variance vs. 2017
Revenue Passengers Carried ('000)	2,554	2,460	3.8%	2,591	-1.4%	10,069	9,504	5.9%
RPMs (mm)	5,335	5,086	4.9%	5,587	-4.5%	21,529	19,914	8.1%
ASMs (mm)	6,445	6,111	5.5%	6,629	-2.8%	25,817	23,936	7.9%
Load Factor	82.8%	83.2%	-0.4 p.p.	84.3%	-1.5 p.p.	83.4%	83.2%	0.2 p.p.
Yield	11.8	12.8	-7.7%	11.6	1.9%	12.0	12.3	-2.1%
PRASM (US$ Cents)	9.8	10.7	-8.2%	9.8	0.1%	10.0	10.2	-1.9%
RASM (US$ Cents)	10.2	11.0	-7.7%	10.1	0.4%	10.4	10.5	-1.6%
CASM (US$ Cents)	12.2	9.2	32.3%	9.0	35.1%	9.8	8.8	11.9%
Adjusted CASM (US$ Cents)	9.3	9.2	0.5%	9.0	2.7%	9.1	8.8	3.6%
CASM Excl. Fuel (US$ Cents)	9.1	6.6	38.4%	6.0	53.5%	6.8	6.4	7.4%
Adjusted CASM Excl. Fuel (US$ cents) (1)	6.2	6.6	-5.8%	6.0	4.4%	6.1	6.4	-4.1%
Fuel Gallons Consumed (Millions)	82.1	78.7	4.3%	84.2	-2.5%	328.1	307.0	6.9%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.38	2.03	17.5%	2.40	-0.9%	2.32	1.87	24.6%
Average Length of Haul (Miles)	2,089	2,067	1.1%	2,156	-3.1%	2,138	2,095	2.0%
Average Stage Length (Miles)	1,299	1,292	0.5%	1,331	-2.4%	1,321	1,285	2.8%
Departures	33,541	32,183	4.2%	33,775	-0.7%	132,498	126,963	4.4%
Block Hours	111,315	106,750	4.3%	114,009	-2.4%	444,851	419,596	6.0%
Average Aircraft Utilization (Hours)	11.7	11.6	0.6%	12.3	-4.8%	12.0	11.5	4.7%
Operating Revenues (US$ mm)	656.1	674.2	-2.7%	672.4	-2.4%	2,677.6	2,521.8	6.2%
Operating Profit (US$ mm)	-129.7	110.8	-217.0%	74.3	-274.6%	145.0	424.0	-65.8%
Adjusted Operating Profit (US$ mm) (1)	58.9	110.8	-46.9%	74.3	-20.7%	333.7	424.0	-21.3%
Operating Margin	-19.8%	16.4%	-36.2 p.p.	11.0%	-30.8 p.p.	5.4%	16.8%	-11.4 p.p.
Adjusted Operating Margin (1)	9.0%	16.4%	-7.5 p.p.	11.0%	-2.1 p.p.	12.5%	16.8%	-4.4 p.p.
Net Profit (US$ mm)	-156.0	101.4	-253.9%	57.7	-370.2%	88.1	364.0	-75.8%
Adjusted Net Profit (US$ mm) (1)	44.0	89.5	-50.8%	57.7	-23.8%	276.7	349.9	-20.9%
EPS - Basic and Diluted (US$)	-3.67	2.39	-253.8%	1.36	-370.2%	2.07	8.58	-75.8%
Adjusted EPS - Basic and Diluted (US$) (1)	1.04	2.11	-50.9%	1.36	-23.8%	6.52	8.25	-21.0%
# of Shares - Basic and Diluted ('000)	42,468	42,430	0.1%	42,469	0.0%	42,456	42,419	0.1%

(1)Adjusted CASM Excl. Fuel, Adjusted Operating Profit, Adjusted Net Profit, Adjusted Operating Margin and Adjusted EPS for 4Q18, 4Q17, 3Q18, 2018 and 2017 exclude non-cash charges/gains associated with the Embraer 190 Fleet impairment, the mark-to-market impact of fuel hedges and a currency translation adjustment.

*Restated for the retrospective adoption of IFRS15.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 4Q18 RESULTS

Our fourth quarter results reflect a softer demand environment, driven by yield weakness, especially in Brazil and Argentina. We also faced higher fuel prices, which put additional pressure on our margins. On the positive side, we continued reaping the benefits of savings initiatives and efficiency efforts, which allowed us to achieve our lowest yearly unit costs ever. Also, in terms of our product delivery, we had a solid quarter to close an outstanding year, for which we were recognized as the most on-time airline in the world.

Consolidated operating revenues decreased 2.7% to US$656.1 million during the quarter on capacity growth of 5.5%. Load factor came in at 82.8%, or 0.4 percentage points below 4Q17, while yields came in at 11.8 cents, or 7.7% lower than 4Q17. As a result, passenger revenues per ASM (PRASM) decreased 8.2% from 10.7 cents in 4Q17 to 9.8 cents in 4Q18.

Operating expenses for 4Q18 increased 39.5% to US$785.8 million, which includes the one-time, non-cash fleet impairment charge of US$188.6 million. Excluding this item, operating expenses would have come in at US$597.2 million, or 6.0% above 4Q17. Excluding fuel costs and the impairment charge, unit costs decreased 5.8% to 6.2 cents.

Aircraft fuel expense increased 23.0% or US$36.6 million compared to 4Q17, as a result of higher jet fuel prices and increased capacity. The Company’s effective jet fuel price increased 17.5%, from an average of US$2.03 per gallon in 4Q17 to US$2.38 per gallon in 4Q18. The Company had no outstanding fuel hedge contracts.

The Company recorded a non-operating expense of US$22.2 million for 4Q18 compared to a non-operating profit of US$2.0 million for 4Q17. Non-operating expense for 4Q18 is mostly comprised of a US$18.7 million loss related to foreign currency fluctuations and a net interest expense of US$3.0 million, while the 4Q17 non-operating profit includes a US$5.7 million gain due to foreign currency fluctuations, and a net interest expense of US$3.3 million. The reported 4Q18 figures include a non-recurring, noncash foreign currency exchange loss of US$11.4 million that was booked as a gain in the 2017 restated financial results.

Copa Holdings closed the quarter with approximately US$ 858.4 million in cash, short-term and long-term investments, representing approximately 32% of the last twelve months’ revenues.

Total debt at the end of 4Q18 amounted to US$1.29 billion compared to US$1.17 billion at the end of 4Q17, all of which is related to aircraft financing.

We believe we have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further lower its unit costs and increase revenues, while strengthening its network and product.

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OUTLOOK FOR 2019

For 2019, the Company updates its guidance as follows: Consolidated capacity is now expected to grow approximately 2% and based on lower fuel price assumption for the year, operating margin is now expected to come in within the range of 12 to 14 percent.

Financial Outlook	2019 Guidance	2018 Actual*
Capacity - YOY ASM Growth	+/-2%	7.9%
Operating Margin	12-14%	12.5%

Factored into the above-mentioned outlook is a load factor of approximately 84%, unit revenues (RASM) of 10.2 cents, unit costs excluding fuel (CASM Excl. Fuel) of 6.2 cents and an estimated effective price per gallon of jet fuel, including into-plane costs, of US$2.15 per gallon.

*excludes the one-time, noncash fleet impairment charge recorded in the fourth quarter of 2018.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q18 totaled US$656.1 million, a 2.7% or US$18.1 million decrease over operating revenue of US$674.2 million in 4Q17, due to a 3.2% or US$20.9 million decrease in passenger revenue.

Passenger revenue totaled US$631.8 million, a decrease of 3.2% from passenger revenue of US$652.7 million in 4Q17. A 0.4 percentage point decrease in load factor, combined with a 7.7% decrease in passenger yield, resulted in an 8.2% decrease in PRASM.

Cargo and mail revenue totaled US$16.2 million in 4Q18, a 9.3% increase from 4Q17, mainly due to additional cargo volume.

Other operating revenue totaled US$8.1 million in 4Q18, a 21.2% increase from other operating revenue of US$6.7 million in 4Q17, mainly as a result of aircraft parts sales and loans, additional increased sales of non-air partner miles and marketing incentives from tourism authorities.

Operating expenses

For 4Q18, operating expenses increased 39.5% to US$785.8 million, representing operating cost per available seat mile (CASM) of 12.2 cents. This significant increase is related to the one-time, noncash impairment charge related to the Embraer 190 fleet. Operating cost per available seat mile excluding fuel costs (CASM Excl. Fuel) came in at 9.1 cents, and when also excluding the impairment charge, adjusted CASM excluding fuel decreased 5.8% from 6.6 cents in 4Q17, to 6.2 cents in 4Q18.

Fuel totaled US$196.3 million, a US$36.7 million or 23.0% increase over aircraft fuel expense of US$159.6 million in 4Q17. This increase was a result of 4.3% more gallons consumed given additional capacity, and a 17.5% higher average price per gallon of jet fuel (all-in), which averaged US$2.38 in 4Q18, compared to US$2.03 in 4Q17.

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Wages, salaries, benefits and other employees' expenses totaled US$114.4 million, a 3.1% increase over salaries and benefits of US$111.0 million in 4Q17. This was mainly driven by growth in operational staff to support capacity growth, partly offset by a decrease in variable compensation.

Passenger servicing totaled US$26.3 million, a 0.7% decrease over passenger servicing of US$26.5 million in 4Q17, due to a decrease of irregular operations, partially offset by an increase in traffic.

Airport facilities and handling charges totaled US$48.5 million, a 14.9% increase over 4Q17. This was primarily a result of an increase in departures and handling charges in North America.

Sales and distribution totaled US$51.8 million, a 0.7% increase over an expense of US$51.5 million in 4Q17, due mostly to an increase in passenger traffic, partly offset by a lower effective commission rate.

Maintenance, material and repairs totaled US$27.5 million, a 30.2% decrease from maintenance, material and repairs of US$39.4 million in 4Q17, mainly as a result of expenses related to leased aircraft returns made during 4Q17.

Depreciation and amortization totaled US$39.8 million in 4Q18, a 7.1% decrease over depreciation of US$42.9 million in 4Q17. This decrease was primarily the result of changes in aircraft accrual policy.

Flight operations, aircraft rentals and other rentals, cargo and courier expenses combined increased 7.1%, from US$60.6 million in 4Q17 to US$64.9 million in 4Q18, mainly as a result of additional operations, increased overflight rates in certain countries and additional cargo and courier expenses.

Other operating and administrative expenses totaled US$27.7 million in 4Q18, a decrease of 6.9% versus 4Q17 mainly due to the timing of overhead expenses in 2017.

Non-operating Profit (Expense)

Consolidated non-operating profit (expense) resulted in a net expense of US$22.2 million in 4Q18, compared to a net profit of US$2.0 million in 4Q17.

Finance cost totaled US$9.2 million in 4Q18, a 4.9% increase from interest expense of US$8.7 million in 4Q17, as a result of a higher debt balance, and higher interest rates.

Finance income totaled US$6.1 million, a 12.3% increase over interest profit of US$5.4 million in 4Q17, as a result of higher interest rates, partly offset by a lower cash balance.

Gain (loss) on foreign currency fluctuations totaled a US$18.7 million loss, compared to a US$5.7 million gain in 4Q17. The 4Q18 loss is composed by $7.3 million loss due to the net effect of foreign currency fluctuations, mainly in Brazil, Argentina, Mexico and Colombia, and an $11.4 million loss related to a foreign exchange adjustment realized as a gain in the 2017 restatement.

Net change in the value of derivatives had no effect in 4Q18, compared to a US$0.5 million gain in 4Q17.

Other non-operating profit (expense) resulted in a net expense of US$0.5 million in 4Q18 compared to a net expense of US$0.9 million in 4Q17.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 81 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 105 aircraft: 5 Boeing 737MAX9s, 82 Boeing 737NGs and 18 EMBRAER 190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q18	4Q17*	Change	3Q18	Change	2018	2017*	Change
Operating Revenues
Passenger revenue	631,762	652,691	-3.2%	649,110	-2.7%	2,587,389	2,444,252	5.9%
Cargo and mail revenue	16,224	14,841	9.3%	15,919	1.9%	62,483	55,290	13.0%
Other operating revenue	8,077	6,665	21.2%	7,375	9.5%	27,755	22,245	24.8%
Total Operating Revenue	656,063	674,197	-2.7%	672,405	-2.4%	2,677,627	2,521,787	6.2%

Operating Expenses
Fuel	196,230	159,556	23.0%	203,121	-3.4%	765,781	572,746	33.7%
Wages, salaries, benefits and other employees' expenses	114,394	110,952	3.1%	109,814	4.2%	443,287	415,147	6.8%
Passenger servicing	26,284	26,481	-0.7%	26,487	-0.8%	104,346	99,447	4.9%
Airport facilities and handling charges	48,514	42,238	14.9%	47,415	2.3%	186,422	171,040	9.0%
Sales and distribution	51,787	51,452	0.7%	51,832	-0.1%	210,158	200,257	4.9%
Maintenance, materials and repairs	27,486	39,371	-30.2%	24,626	11.6%	111,677	132,148	-15.5%
Depreciation and amortization	39,831	42,896	-7.1%	44,435	-10.4%	169,436	167,324	1.3%
Flight operations	27,922	25,082	11.3%	27,434	1.8%	108,437	101,647	6.7%
Aircraft rentals and other rentals	33,130	33,313	-0.5%	33,105	0.1%	132,534	134,539	-1.5%
Cargo and courier expenses	3,843	2,218	73.2%	2,139	79.6%	10,074	7,375	36.6%
Other operating and administrative expenses	27,741	29,790	-6.9%	27,705	0.1%	101,812	96,087	6.0%
Fleet Impairment	188,624	-	n/m	-	n/m	188,624	-	n/m
Total Operating Expense	785,787	563,348	39.5%	598,113	31.4%	2,532,588	2,097,756	20.7%

Operating Profit	(129,724)	110,849	n/m	74,292	n/m	145,039	424,031	-65.8%

Non-operating Income (Expense):
Finance cost	(9,151)	(8,725)	4.9%	(8,954)	2.2%	(35,850)	(35,223)	1.8%
Finance income	6,115	5,443	12.3%	6,228	-1.8%	23,628	17,939	31.7%
Gain (loss) on foreign currency fluctuations	(18,687)	5,687	n/m	(2,571)	n/m	(9,952)	6,145	n/m
Net change in fair value of derivatives	-	539	n/m	-	n/m	0	2,801	n/m
Other non-operating income (expense)	(496)	(917)	-45.9%	40	n/m	(239)	(2,337)	-89.8%
Total Non-Operating Income/(Expense)	(22,219)	2,028	n/m	(5,257)	n/m	(22,413)	(10,676)	109.9%

Profit before taxes	(151,944)	112,876	n/m	69,035	n/m	122,626	413,354	-70.3%

Income tax expense	4,063	11,522	-64.7%	11,298	-64.0%	34,530	49,310	-30.0%

Net Profit	(156,007)	101,354	n/m	57,737	n/m	88,096	364,044	-75.8%

EPS - Basic and Diluted	-3.67	2.39	-253.8%	1.36	-370.2%	2.07	8.58	-75.8%
Shares - Basic and Diluted	42,468,402	42,429,821	0.1%	42,469,122	0.0%	42,456,032	42,418,773	0.1%

* Restated for the retrospective adoption of IFRS 15.

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the twelve months ended December 31,

(In US$ thousands)

	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	341,531	690,020	555,506
Cash flow used in investing activities	(103,037)	(578,159)	(179,909)
Cash flow used in financing activities	(323,937)	(204,756)	(248,625)
Net (decrease) increase in cash and cash equivalents	(85,443)	(92,895)	126,972
Cash and cash equivalents at January 1	238,792	331,687	204,715
Cash and cash equivalents at December 31	$153,349	$238,792	$331,687

Short-term investments	566,200	705,108	483,002
Long-term investments	138,846	65,953	953
Total cash and cash equivalents and investments at December 31	$858,395	$1,009,853	$815,642

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Copa Holdings, S. A. and subsidiaries

Balance Sheet - IFRS

(US$ Thousands)

	December 31	December 31
	2018	2017
	(Unaudited)	(Restated) *

ASSETS

Current Assets
Cash and cash equivalents	153,349	238,792
Restricted cash and cash equivalents	-	-
Short-term investments	566,200	705,108
Total cash, cash equivalents and short-term investments	719,549	943,900

Accounts receivable, net	117,570	115,323
Accounts receivable from related parties	223	318
Expendable parts and supplies, net	86,530	81,825
Prepaid expenses	74,384	45,421
Prepaid income tax	10,357	-
Other current assets	54,386	11,701
	343,450	254,588

TOTAL CURRENT ASSETS	1,062,999	1,198,488

Long-term investments	138,846	65,953
Long-term accounts receivable	2,247	2,444
Long-term prepaid expenses	25,637	26,130
Property and equipment, net	2,701,322	2,617,407
Intangible, net	101,168	81,115
Net pension asset	5,091	3,185
Deferred tax assets	16,041	19,099
Other Non-Current Assets	33,899	31,140
TOTAL NON-CURRENT ASSETS	3,024,251	2,846,473

TOTAL ASSETS	4,087,250	4,044,961

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term debt	307,371	298,462
Accounts payable	129,462	116,554
Accounts payable to related parties	15,464	12,880
Air traffic liability	471,676	477,168
Frequent flyer deferred revenue	30,342	17,197
Taxes and interest payable	44,749	70,077
Accrued expenses payable	42,890	60,321
Income tax payable	-	3,700
Other Current Liabilities	604	1,156
TOTAL CURRENT LIABILITIES	1,042,558	1,057,515

Long-term debt	979,877	876,119
Frequent flyer deferred revenue	37,472	33,115
Other long - term liabilities	137,724	130,621
Deferred tax Liabilities	48,940	52,465
TOTAL NON-CURRENT LIABILITIES	1,204,013	1,092,320

TOTAL LIABILITIES	2,246,571	2,149,835

EQUITY
Issued Capital
Class A -33,816,276issued and 31,257,686 outstanding	21,087	21,038
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	80,041	72,945
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,784,605	1,564,295
Net Income	88,095	369,658
Other Comprehensive Income	(4,227)	(3,888)
TOTAL EQUITY	1,840,679	1,895,126

TOTAL LIABILITIES AND EQUITY	4,087,250	4,044,961

* Restated for the retrospective adoption of IFRS 15.

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted CASM Excluding Fuel, CASM Excluding Fuel, Adjusted Operating Profit, Adjusted Net Profit and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular Operating Profit and Net Profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit Adjusted Net Profit and Adjusted EPS	4Q18	4Q17*	3Q18	FY18	FY17*

Operating Profit as Reported	$(129,724)	$110,849	$74,292	$145,039	$424,031
Special Items (adjustments):
Fleet Impairment	$188,624			$188,624

Adjusted Operating Profit	$58,900	$110,849	$74,292	$333,663	$424,031

Net profit as Reported	$(156,007)	$101,354	$57,737	$88,096	$364,044
Special Items (adjustments):
Fleet Impairment	$188,624			$188,624
Loss on foreign currency fluctuations	$11,364	$(11,364)			$(11,364)
Net change in fair value of derivatives	$-	$(539)	$-		$(2,801)

Adjusted Net Profit	$43,981	$89,451	$57,737	$276,720	$349,879

Shares used for Computation (in thousands)
Basic and Diluted	42,468	42,430	42,469	42,456	42,419

Adjusted earnings per share - Basic and Diluted	$1.04	$2.11	$1.36	$6.52	$8.25

Reconciliation of Adjusted Operating Costs per ASM Excluding Fuel (CASM Excl. Fuel)	4Q18	4Q17*	3Q18	FY18	FY17*

Operating Costs per ASM as Reported (in US$ Cents)	12.2	9.2	9.0	9.8	8.8
Fleet Impairment per ASM (in US$ Cents)	2.9			0.8
Aircraft fuel per ASM (in US$ Cents)	3.0	(2.6)	(3.1)	3.0	(2.4)
Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.2	6.6	6.0	6.1	6.4

*Restated for the retrospective adoption of IFRS15.

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